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
                                                                        ------------------------------
                                                                                  OMB APPROVAL
                                                                        ------------------------------
                                   UNITED STATES                         OMB Number:        3235-0145
                        SECURITIES AND EXCHANGE COMMISSION               Expires:    October 31, 1994
                              WASHINGTON, D.C. 20549                     Estimated average burden
                                                                         hours per form.........14.90
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

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __________)*

                            20th Century Industries
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, WITHOUT PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  901272 20 3
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                            WAYLAND M. MEAD, ACTING GENERAL COUNSEL
                            AMERICAN INTERNATIONAL GROUP, INC.
                            70 PINE STREET, NYC, NY 10270     (212)770-5121
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              December 16, 1994
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SCHEDULE 13D

- -----------------------------                                                    -----------------------------
 CUSIP NO.  901272 20 3                                                            Page       of       Pages
           --------------                                                               -----    -----
- -----------------------------                                                    -----------------------------
- --------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     American International Group, Inc.
     IRS No. 13-2592361

- --------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
 2                                                                                                  (b)  / /


- --------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
 3

- --------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
 5

- --------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Incorporated in the State of Delaware
- --------------------------------------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7
   NUMBER OF       -------------------------------------------------------------------------------------------
    SHARES               SHARED VOTING POWER
 BENEFICIALLY        8          34,552,250
   OWNED BY        -------------------------------------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER
  REPORTING          9
    PERSON         -------------------------------------------------------------------------------------------
     WITH                SHARED DISPOSITIVE POWER
                     10            34,552,250
- --------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11                                  34,552,250
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              / /
 12
- --------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13                 40.59%
- --------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
 14
     HC, CO
- --------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                    2 of 7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                 SCHEDULE 13D

- -----------------------------                                                    -----------------------------
 CUSIP NO.  901272 20 3                                                            Page       of       Pages
           --------------                                                               -----    -----
- -----------------------------                                                    -----------------------------
- --------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     American Home Assurance Company
     IRS No. 13-5124990

- --------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
 2                                                                                                  (b)  / /


- --------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
 3

- --------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
 5

- --------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Incorporated in the State of New York
- --------------------------------------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7            9,124,125
   NUMBER OF       -------------------------------------------------------------------------------------------
    SHARES               SHARED VOTING POWER
 BENEFICIALLY        8
   OWNED BY        -------------------------------------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER
  REPORTING          9            9,124,125
    PERSON         -------------------------------------------------------------------------------------------
     WITH                SHARED DISPOSITIVE POWER
                     10           9,124,125
- --------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              / /
 12
- --------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13                          10.72%
- --------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
 14
     IC, CO
- --------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                    2 of 7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                 SCHEDULE 13D

- -----------------------------                                                    -----------------------------
 CUSIP NO.  901272 20 3                                                            Page       of       Pages
           --------------                                                               -----    -----
- -----------------------------                                                    -----------------------------
- --------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Commerce & Industry Insurance Company
     IRS No. 31-1938623

- --------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
 2                                                                                                  (b)  / /


- --------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
 3

- --------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
 5

- --------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Incorporated in the State of New York
- --------------------------------------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7              3,530,450
   NUMBER OF       -------------------------------------------------------------------------------------------
    SHARES               SHARED VOTING POWER
 BENEFICIALLY        8
   OWNED BY        -------------------------------------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER
  REPORTING          9                3,530,450
    PERSON         -------------------------------------------------------------------------------------------
     WITH                SHARED DISPOSITIVE POWER
                     10
- --------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11                                      3,530,450
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              / /
 12
- --------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13                               4.15%
- --------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
 14
     IC, CO
- --------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                    2 of 7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                 SCHEDULE 13D

- -----------------------------                                                    -----------------------------
 CUSIP NO.  901272 20 3                                                            Page       of       Pages
           --------------                                                               -----    -----
- -----------------------------                                                    -----------------------------
- --------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     New Hampshire Insurance Company
     IRS No. 02-0172170

- --------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
 2                                                                                                  (b)  / /


- --------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
 3

- --------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
 5

- --------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Incorporated in the State of Pennsylvania
- --------------------------------------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7                5,295,675
   NUMBER OF       -------------------------------------------------------------------------------------------
    SHARES               SHARED VOTING POWER
 BENEFICIALLY        8                    --
   OWNED BY        -------------------------------------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER
  REPORTING          9                5,295,675
    PERSON         -------------------------------------------------------------------------------------------
     WITH                SHARED DISPOSITIVE POWER
                     10                   --
- --------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11                                   5,295,675
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              / /
 12
- --------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13                     6.22%
- --------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
 14
     IC, CO
- --------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                    2 of 7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                 SCHEDULE 13D

- -----------------------------                                                    -----------------------------
 CUSIP NO.  901272 20 3                                                            Page       of       Pages
           --------------                                                               -----    -----
- -----------------------------                                                    -----------------------------
- --------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     National Union Fire Insurance Company of Pittsburgh, Pa.
     IRS No. 25-0687550

- --------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
 2                                                                                                  (b)  / /


- --------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
 3

- --------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
 5

- --------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Incorporated in the State of Pennsylvania
- --------------------------------------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7        702,000
   NUMBER OF       -------------------------------------------------------------------------------------------
    SHARES               SHARED VOTING POWER
 BENEFICIALLY        8
   OWNED BY        -------------------------------------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER
  REPORTING          9        702,000
    PERSON         -------------------------------------------------------------------------------------------
     WITH                SHARED DISPOSITIVE POWER
                     10
- --------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11                           702,000
- --------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              / /
 12
- --------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13                            0.82%
- --------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
 14
     IC, CO
- --------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                    2 of 7
                    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation ("Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (c). This statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and the following of its wholly owned subsidiaries (collectively, the "AIG Subs"):

     American Home Assurance Company, a New York corporation ("American Home");

     Commerce & Industry Insurance Company, a New York corporation ("Commerce & Industry");

     National Union Fire Insurance Company of Pittsburgh, Pa., a Pennsylvania corporation ("National Union"); and

     New Hampshire Insurance Company, a Pennsylvania corporation ("New Hampshire").

A copy of an Agreement of Joint Filing dated as of December 15, 1994 by and among AIG, American Home, Commerce & Industry, National Union and New Hampshire is attached hereto as Exhibit A.

     On December 16, 1994 ("Closing Date"), AIG and the Company consummated the transactions contemplated under the Investment and Strategic Alliance Agreement dated as of October 17, 1994 ("Investment Agreement") between the Company and AIG, at which time, for an aggregate purchase price of $216 million:

     1.   the Company sold, and the AIG Subs purchased,

              a. 200,000 shares of the Company's Series A Convertible Preferred Stock, stated value $1,000 per share ("Series A Preferred Stock"), which are convertible into shares of Common Stock at a conversion price of $11.33 (subject to customary antidilution provisions), and

              b. 16 million Series A Warrants ("Series A Warrants") to purchase an aggregate of 16 million shares of Common Stock at an exercise price of $13.50 per share (subject to customary antidilution provisions and further adjustment as described below);

                               Page 6 of 19 Pages

     2. the Company agreed to the issuance to the AIG Subs of Common Stock upon conversion of the Series A Preferred Stock and upon exercise of the Series A Warrants in accordance with their terms; and

     3. the Company agreed to the issuance to AIG of additional shares of Series A Preferred Stock ("Earthquake Shares") on the terms described below at the election of the Company in the event gross losses and allocated loss adjustment expenses of the Company associated with the January 17, 1994 Northridge, California earthquake ("Northridge Quake") exceed $850 million.

The exercise price per Series A Warrant will be subject to downward adjustment due to adverse loss development with respect to the Northridge Quake. In the event total incurred loss and allocated loss adjustment expenses of the Company with respect to the Northridge Quake exceed $945 million, the exercise price of the Series A Warrants shall be reduced by $0.08 per share for each million dollars in excess of $945 million; provided, however, that the exercise price of the Series A Warrants shall not thereby be reduced below $1.00; and further provided that no adjustment to the exercise price shall be made with respect to increases in total incurred loss and allocated loss adjustment expenses reflected in the Company's financial statements following the 1995 year-end audited financial statements.

     A conformed copy of the Investment Agreement generally setting forth the terms of the Series A Preferred Stock and the Series A Warrants (hereinafter collectively referred to as the "Company Securities"), the terms under which the Earthquake Shares will be issued to AIG and the AIG Subs, and the further terms of the transactions contemplated thereby is attached hereto as Exhibit B. A copy of the form of the Series A Warrant is attached as Exhibit B to the Investment Agreement. A copy of the Certificate of Determination for the Series A Preferred Stock, as filed ("Certificate of Determination"), is attached as Exhibit C hereto. A copy of the Certificate of Amendment of the Articles of Incorporation of the Company, as filed ("Certificate of Amendment") is attached as Exhibit D hereto. A copy of the Amended By-Laws of the Company ("By-Laws") is attached as Exhibit E hereto. The descriptions set forth in this Form 13D are qualified in their entirety by reference to the Investment Agreement, the Series A Warrant, the Certificate of Determination, the Certificate of Amendment and the By-Laws which are attached hereto. A copy of the Proxy Statement of the Company dated November 15, 1994 ("Proxy Statement") is also attached as Exhibit F hereto.

     AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG, through its subsidiaries, also conducts financial services activities and


                               Page 7 of 19 Pages
agency and fee operations. Each of American Home, Commerce & Industry, National Union and New Hampshire is a multiple line, insurance company which writes substantially all lines of property and casualty insurance in each state of the United States and abroad. The principal executive offices of AIG, Commerce & Industry, National Union and New Hampshire are located at 70 Pine Street, New York, New York 10270.

     Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a private holding company incorporated in Delaware ("Starr"), have the right to vote approximately 16.0%, 3.7% and 2.4%, respectively, of the outstanding common stock of AIG. The principal offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. A list of the directors and officers ("Covered Persons") of AIG, American Home, Commerce & Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, their business addresses and principal occupations is attached hereto as Exhibit G. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton, Milton and Edmund Tse who are British subjects, Mr. Cohen who is a Canadian subject and Mr. Joseph Johnson who is a Bermudian subject.

     (d) through (e). During the last five years, none of AIG, SICO, The Starr Foundation, Starr, American Home, Commerce & Industry, National Union and New Hampshire, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Investment Agreement, the AIG Subs purchased the Series A Preferred Stock in the following proportions:

                                                           NUMBER OF            DOLLAR AMOUNT
    NAME OF AIG SUB                                        SHARES PURCHASED     OF PURCHASE
    ---------------                                        ----------------     --------------
    American Home........................................       100,000         $100.0 million
    Commerce & Industry..................................        40,000         $ 40.0 million
    New Hampshire........................................        60,000         $ 60.0 million



                               Page 8 of 19 Pages

National Union purchased all of the Series A Warrants issued pursuant to the Investment Agreement for an aggregate purchase price of $16.0 million. Each of the AIG Subs used its available working capital to purchase its portion of the Company Securities.

     During the period from May 20, 1991 through October 18, 1991, American Home purchased 298,000 shares of Common Stock at an aggregate purchase price of $5,939,712.50. During the period from February 28, 1991 through May 3, 1994, National Union purchased 602,000 shares of Common Stock at an aggregate purchase price of $10,789,510.00. Each of American Home and National Union used its available working capital to purchase its portion of the above-described shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Company Securities by the AIG Subs was investment. A further discussion of the terms of the transaction is set forth in the Investment Agreement, the Series A Warrant, the Certificate of Determination, the Certificate of Amendment, the By-Laws and the Quota Share Agreements, all of which are attached hereto and incorporated in their entirety by reference.

a.   ACQUISITION OF ADDITIONAL SECURITIES OF THE ISSUER

     In addition to the purchase of the Company Securities on the Closing Date, AIG may, after the Closing Date, receive or be required to purchase additional shares of Series A Preferred Stock from the Company as follows:

     1. Dividends payable with respect to the Series A Preferred Stock may, at the Company's option, be paid in cash or in kind (whereby the holder receives, in lieu of cash, shares of Series A Preferred Stock ("PIK Shares") having a liquidation value equal to the dividends declared) during the first three years after the Closing Date. Following the third anniversary of the Closing Date, dividends will be payable only in cash.

     2. If at any time the Company's gross losses and allocated loss adjustment expenses associated with claims resulting from the Northridge Earthquake exceed $850 million (such excess being referred to herein as the "Excess Loss Amount"), AIG shall, if requested in writing by the Company after the Closing Date, contribute to the capital of the Company, in whole or in part, an amount ("AIG Contribution") up to the lesser of $70 million or the Excess Loss Amount. In consideration of the AIG Contribution, the Company shall issue to AIG that number of fully paid and nonassessable Earthquake Shares having an aggregate liquidation value equal to (a) the amount of the AIG Contribution plus (b) an amount equal to the product of (i) the AIG Contribution,


                               Page 9 of 19 Pages

     (ii) 0.65 and (iii) the quotient of (A) the number of shares of Common Stock beneficially owned or obtainable by AIG and its affiliates by virtue of ownership of the shares of Series A Preferred Stock (including any additional shares actually issued by virtue of the provision of the Certificate of Determination governing the Series A Preferred Stock permitting payment of dividends by the issuance of PIK Shares) and the Series A Warrants and conversion or exercise thereof divided by (B) the sum of (1) the total number of shares of Common Stock of the Company outstanding on October 17, 1994 plus (2) the number of shares referred to in (A); provided, however, that the aggregate liquidation value of any Earthquake Shares issued pursuant to the foregoing provisions of the Investment Agreement (without taking into account any Series A Preferred Stock issuable as a dividend in kind on any outstanding Series A Preferred Stock) shall not exceed $87.9725 million.

With respect to additional shares of capital stock of the Company which are not described, AIG may or may not purchase such additional securities at such time that it is permitted to do so.

b.   EXTRAORDINARY CORPORATE TRANSACTION

     Except as set forth in the Investment Agreement, no plans or proposals are presently contemplated by AIG with respect to any extraordinary corporate transaction involving the Company and/or its subsidiaries. Article VI of the Investment Agreement provides that, for a period three years following the Closing Date (or earlier in certain events), neither AIG nor any of its subsidiaries will, without the prior approval of the company's Board of Directors ("Board"):

     (i) acquire, offer to acquire or agree to acquire (with certain stated exceptions in Section 6.1(a) of the Investment Agreement) any outstanding Common Stock or any other voting securities of the Company or commence any tender offer or exchange offer to acquire beneficial ownership (as defined in Rule 13D-3 under the Securities Exchange Act of 1934 ("Exchange Act") without regard to the 60-day provision in paragraph (d)(1)(i) thereof) of the Common Stock or any other voting securities of the Company,

     (ii) become a member of a 13(d) group within the meaning of Rule 13d-3 under the Exchange Act (a "Group") with respect to any Common Stock or voting securities of the Company, other than a Group composed solely of itself and its affiliates, or encourage any other Group to acquire any Common Stock or other voting securities of the Company (other than in purchases from AIG),

     (iii) solicit any proxies or shareholder consents or become a participant (other than by voting), or encourage any


                              Page 10 of 19 Pages
     person to become a participant, in a proxy or consent solicitation with respect to any of the Company's securities (in each case other than solicitations to holders of Series A Preferred Stock with respect to matters as to which the Series A Preferred Stock are entitled to vote),

     (iv)  call any special meeting of shareholders,

     (v) make any public proposal to shareholders with respect to any extraordinary transaction involving the Company, including, but not limited to, any business combination, restructuring, recapitalization, dissolution or similar transaction, or

     (vi) request in a manner that would require public disclosure of such request by the Company or AIG that the Company amend any restrictions set forth in (i) through (v) above.

     Notwithstanding the foregoing, AIG and its subsidiaries have the right under the Investment Agreement freely to acquire securities of the Company in any manner whatsoever and engage in any of the activities proscribed above, in the event that (i) an Insolvency Event (as defined in Section 6.1(c) of the Investment Agreement) occurs; (ii) 60 days after the Company or any of its subsidiaries is in default under any indebtedness or other borrowing incurred by it unless such default is cured during such 60-day period; (iii) the Company or any of its subsidiaries breaches the Investment Agreement, the Series A Warrant, the Certificate of Determination, the Registration Rights Agreement or the Quota Share Agreements in any material respect; (iv) any person not affiliated with AIG acquires, offers to acquire or agrees to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act without regard to the 60-day provision in paragraph (d) (1) (i) thereof) of 20% or more of the outstanding shares of the Common Stock or any other class of the Company's voting securities, or commences any tender or exchange offer seeking to acquire any such ownership; (v) a third party engages in a proxy solicitation for the purpose of removing directors of the Company elected by the Common Stockholders or influencing the directors' management of the Company; or (vi) a majority of the directors of the Company elected by the holders of Common Stock vote to terminate or release AIG from compliance with any or all of the restrictions set forth above.

     In addition, the restrictions do not apply to Common Stock or shares of other voting securities which as of October 17, 1994 are held or managed as part of the investment portfolio by subsidiaries of AIG if such subsidiaries have fiduciary obligations to third parties to take any of such actions.

c. SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES

     On the Closing Date, New Hampshire entered into a Quota


                              Page 11 of 19 Pages

Share Reinsurance Agreement (collectively, the "Quota Share Agreements") with each of the Company's insurance subsidiaries, 20th Century Insurance Company and 21st Century Casualty Company (collectively, the "Insurance Subs"), providing for a five-year quota share reinsurance for 10% of each of the Insurance Subs' policies incepting on and after January 1, 1995. At AIG's option, the agreements may be renewed annually for four additional one-year terms following the initial one-year term, with an annual reduction of 2% in the share percentage ceded to New Hampshire. Copies of the Quota Share Agreements are attached as Exhibit C to the Investment Agreement.

     Section 5.1(b) of the Investment Agreement also provides that, following the Closing Date, the Company and AIG may from time to time discuss additional quota share arrangements. In particular, the Company and AIG may discuss an arrangement whereby (i) the Insurance Subs cede such participation in excess of the 10% participation pursuant to the Quota Share Agreements as results in an agreed upon net premium-to-surplus ratio being achieved and (ii) in the event the Insurance Subs' net premium-to-surplus ratio subsequently improves below such specified ratio, with increases and reductions in the additional participation made annually. Neither the Company nor AIG is obligated to enter into any such arrangement.

     In addition, Section 5.2 of the Investment Agreement provides that, following the Closing Date, the Company and AIG will use their respective best efforts to negotiate and mutually agree upon a joint venture agreement whereby the Company and AIG will form a new subsidiary or subsidiaries to engage in the Company's business in states outside of California.

d.   ANY CHANGE IN THE PRESENT BOARD OF DIRECTOR OR MANAGEMENT OF THE ISSUER

     As a result of their purchase of the Company Securities, the AIG Subs, as holders of the Series A Preferred Stock voting as a separate class, are entitled to elect two of the eleven directors of the Board (such number to be accordingly adjusted together with increases or decreases in the number of directors on the Board) (the "Applicable Number"); provided, however, that, until the next meeting of the Board (to be held in May of 1995), the Board will consist of twelve members of which the AIG Subs, as holders of the Series A Preferred Stock voting as a separate class, are entitled to elect two of the twelve directors.
Section 8(b) of the Certificate of Determination also generally provides that the number of directors elected by the Series A Preferred Stock shall be reduced by the minimum number of directorships in order that the sum of (i) the Applicable Number and (ii) the minimum whole number of directors elected (through the application of cumulative voting) by


                              Page 12 of 19 Pages
shares of Common Stock (x) obtained upon conversion of the Series A Preferred Stock or the exercise of the Series A Warrants and (y) held of record by the holder (or subsidiaries thereof) not equal or exceed a majority of the total number of directors of the Company.

e. ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER

     In connection with the acquisition of the Company Securities by the AIG Subs, the Company amended its articles of incorporation on the Closing Date to, among other things, (i) effect an increase in the number of shares of Common Stock which the Company is authorized to issue from 80 million shares to 110 million shares and (ii) provide for the creation and issuance of the Series A Preferred Stock. In seeking the approval of the Department of Insurance of the State of California ("DOI") to the transactions contemplated by the Investment Agreement, AIG provided the DOI with written acknowledgement concerning the discretion of the Board with respect to the payment, from time to time, of cash interest on the Series A Preferred Stock.

f.   ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE

     In the event that the Company needs to obtain additional capital financing following any sale of the Earthquake Shares to AIG and any additional or revised quota share reinsurance arrangements that the Insurance Subs and AIG may enter into, Section 8.9 of the Investment Agreement provides that the Company shall be required to develop a capital financing plan which is reasonably acceptable to AIG.

     No other plans or proposals are presently contemplated.

g. CHANGES IN THE ISSUER'S CHARTER, BY-LAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON

     In connection with the acquisition of the Company Securities by the AIG Subs, the Company amended its Certificate on the Closing Date to (i) effect an increase in the number of shares of Common Stock which the Company is authorized to issue to 110 million shares, (ii) provide for the creation of the Series A Preferred Stock, and (iii) effect certain transfer restrictions on the capital stock of the Company. The By-Laws of the Company were amended to reflect the amendments to the Company's Certificate, the creation and issuance of the Series A Preferred Stock and the consummation of the other transactions contemplated by the Investment Agreement. A copy of the Certificate of Determination for the Series A Preferred Stock, as filed, is attached as Exhibit C hereto. A copy of the Certificate of


                              Page 13 of 19 Pages

Amendment of the Articles of Incorporation of the Company, as filed, is attached as Exhibit D hereto. A copy of the Amended By-Laws of the Company is attached as Exhibit E hereto.

     Transfer Restrictions on Company Securities

     The Company amended its Certificate on the Closing Date to effect transfer restrictions ("Transfer Restrictions") designed to restrict direct and indirect transfers of the Company's stock that may result in the imposition of limitation on the use by the Company, for federal income tax purposes, of net operating losses (including gross losses and allocated loss adjustment expenses related to the Northridge Earthquake) and other tax attributes that are and will be available to the Company to offset taxable income in future years. The Certificate now generally restricts, until 38 months after the Closing Date (or earlier in certain events), any direct or indirect transfer of "stock" (which includes the Company Securities and any other interest treated as "stock" for purposes of Section 382 of the International Revenue Code of 1986) of the Company if the effect would be to increase the ownership of stock by any person who during the preceding three-year period owned more than 4.75% of the Company's stock, would otherwise increase the percentage of stock owned by a "5 percent shareholder" (as defined in the Code, substituting "4.75 percent" for "5 percent"), or otherwise would cause an "ownership change" of the Company within the meaning of Section 382.

     Transfers in violations of the Transfer Restrictions would be void ab initio as to the purported transferee and the purported transferee would not be recognized for any purpose as the owner of the shares ("Excess Stock") owned in violation of the Transfer Restrictions. Excess Stock is automatically transferred to a trustee for the benefit of a charitable beneficiary designated by the Company, effective as of the close of business on the business day prior to the date of the violative transfer.

     The Transfer Restrictions do not apply to: (i) the sale to AIG of the Series A Preferred Stock, (ii) the sale to AIG of the Series A Warrants, (iii) the conversion by AIG of Series A Preferred Stock, (iv) the sale by AIG of shares of Series A Preferred Stock or shares of Common Stock obtained upon conversion thereof if the sale would not be a Prohibited Transfer under the Investment Agreement but for AIG's ownership of Stock, in either case in compliance with the Investment Agreement, (v) any Transfer effected by AIG permitted by Section 6.1(b) of the Investment Agreement, (vi) any sale effected by AIG of any securities of the Company acquired after the Closing Date, and
(vii) any transfer which would otherwise be prohibited by the Transfer Restrictions if the Person to whom the shares will be transferred obtains prior written approval of the Board, which approval shall be granted in its sole and absolute discretion after considering all facts and


                              Page 14 of 19 Pages
circumstances, including but not limited to future events the occurrence of which are deemed by the Board to be reasonably possible.

     A full description of the Transfer Restrictions are attached as Exhibit F to the Investment Agreement.

     Restrictions on Additional Issuances of Capital Stock

     The Investment Agreement further provides that the Company may not issue additional shares of Common Stock or of another class of securities similar thereto, or any securities, options, warrants or similar rights convertible, exercisable, exchangeable or having other rights to acquire any such shares (except of certain issuances of Common Stock pursuant to employee stock option or employee benefit plans); provided, however, that following the end of the 38th month following the Closing Date (i.e., the period referred to in the Transfer Restrictions), the Company may issue and sell shares of Common Stock in a fully distributed public offering, so long as (i) the Company first provides AIG prior notice of the Company's intent to make such an offering and (ii) the Company provides AIG a prior opportunity, at AIG's election, either (A) to make an offer to purchase the outstanding shares of Common Stock of the Company (with the result that the public offering not proceed) or (B) to preemptively participate in such Common Stock up to AIG's fully converted/exercised interest in the Common Stock of the Company at the per share price received by the Company (i.e., without underwriters' discount) in such public offering.

     In addition to the charter and by-law amendments described above and the other actions taken by the Company as described in this Form, the Company took the following actions in connection with the issuance and sale of the Company Securities which may impede the acquisition of control of the Company by any other person other than AIG:

     Voting Rights of the Series A Preferred Stock

     The Company will not be entitled, without the approval of holders of a majority of the outstanding shares of Series A Preferred Stock, to (i) authorize, issue or sell any shares of any class or series of capital stock of the Company ranking senior to the Common Stock as to dividend rights or rights upon liquidation, winding up or dissolution, or any security convertible into, or exchangeable for or possessing the right to acquire such shares, (ii) amend, alter or repeal any provisions of its Certificate or Bylaws, (iii) enter into any consolidation or merger with or into, or sell or convey all or substantially all of the assets of the Company to, any person or entity or (iv) make certain extraordinary dividends or other distributions to all holders of Common Stock; as described in section 8(c)(4) of the Certificate of Determination; provided, however, that, with respect to clause (iii), after the third anniversary of the Closing Date, holders of the Series A Preferred Stock will no longer have a special right to vote with


                              Page 15 of 19 Pages
respect to such transactions, but will vote together with the Common Stock, as a single class, and will be entitled to a number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible on the date the vote is taken or the consent is given.

     Registration Rights Agreement

     As of the Closing Date, the Series A Preferred Stock and the Series A Warrants were not listed on any national securities exchange and the issuance of the Series A Preferred Stock and the Series A Warrants will not be registered with the SEC and therefore will be restricted securities. However, on the Closing Date, the Company entered into a Registration Rights Agreement, pursuant to which AIG or any transferee from AIG in a private transaction will be entitled to certain additional rights with respect to the registration under the Securities Act of 1933 of the shares of the Series A Preferred Stock or the shares of the Series A Warrants purchased upon conversion or exercise of the Series A Preferred Stock or the Series A Warrants. A copy of the Registration Rights Agreement is attached as Exhibit H hereto.

h. CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION

     No plans or proposals are presently contemplated.

i. CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BECOME ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(G)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

     No plans or proposals are presently contemplated.

j.   ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE

     No additional plans or proposals are presently contemplated other than those described elsewhere in this Form.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) through (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is based upon the number of shares of Common Stock outstanding as of November 1, 1994 (51,472,471) contained in the Proxy Statement, a copy of which is attached hereto as Exhibit F.

     (c). AIG, American Home, Commerce and Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and to the best of each of their knowledge, the Covered Persons, have


                              Page 16 of 19 Pages
not engaged in any transactions in the Common Stock within the past 60 days other than those transactions described above occurring on the Closing Date pursuant to the Investment Agreement.

     (d) through (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS & RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Contracts, arrangements, understandings and relationships with respect to securities of the Company consist of the Investment Agreement, the Series A Warrant, the Certificate of Determination, the Certificate of Amendment, the By-Laws, the Quota Share Agreements and the Registration Rights Agreement, each of which is attached as an exhibit hereto and is incorporated in its entirety by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (A) Agreement of Joint Filing dated as of December 15, 1994 by and among American International Group, Inc., American Home Assurance Company, Commerce & Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa. and New Hampshire Insurance Company.

     (B) Investment and Strategic Alliance Agreement dated as of October 17, 1994 by and between 20th Century Industries and American International Group, Inc.

     (C) Certificate of Determination of 20th Century Industries for Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of California.

     (D) Certificate of Amendment of 20th Century Industries for Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of California.

     (E) By-Laws of 20th Century Industries, as in force on December 16, 1994.

     (F) Proxy Statement of 20th Century Industries dated November 15, 1994.

     (G) List of The Directors and Officers of American International Group, Inc., American Home Assurance Company, Commerce & Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., New Hampshire Insurance Company, Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc., Their Business Addresses and


                                  Page 17 of 19 Pages

     Principal Occupations.

(H) Registration Rights Agreement dated as of December 16, 1994 by and between 20th Century Industries and American International Group, Inc.



                                 Page 18 of 19 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1994
                                          AMERICAN INTERNATIONAL GROUP, INC.

                                          By: /s/ Edward E. Matthews
                                              ---------------------------------
                                              Edward E. Matthews
                                              Vice Chairman - Finance

                                          AMERICAN HOME ASSURANCE COMPANY

                                          By: /s/ Edward E. Matthews
                                              ---------------------------------
                                              Edward E. Matthews
                                              Senior Vice President - Finance

                                          COMMERCE & INDUSTRY INSURANCE COMPANY

                                          By: /s/ Edward E. Matthews
                                              ---------------------------------
                                              Edward E. Matthews
                                              Senior Vice President - Finance

                                          NEW HAMPSHIRE INSURANCE COMPANY

                                          By: /s/ Edward E. Matthews
                                              ---------------------------------
                                              Edward E. Matthews
                                              Vice President

                                          NATIONAL UNION FIRE INSURANCE COMPANY
                                          OF PITTSBURGH, PA.

                                          By: /s/ Edward E. Matthews
                                              ---------------------------------
                                              Edward E. Matthews
                                              Senior Vice President - Finance

                              Page 19 of 19 Pages

                                EXHIBIT INDEX


     (A) Agreement of Joint Filing dated as of December 15, 1994 by and among American International Group, Inc., American Home Assurance Company, Commerce & Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa. and New Hampshire Insurance Company.

     (B) Investment and Strategic Alliance Agreement dated as of October 17, 1994 by and between 20th Century Industries and American International Group, Inc.

     (C) Certificate of Determination of 20th Century Industries for Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of California.

     (D) Certificate of Amendment of 20th Century Industries for Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of California.

     (E) By-Laws of 20th Century Industries, as in force on December 16, 1994.

     (F) Proxy Statement of 20th Century Industries dated November 15, 1994.

     (G) List of The Directors and Officers of American International Group, Inc., American Home Assurance Company, Commerce & Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., New Hampshire Insurance Company, Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc., Their Business Addresses and Principal Occupations.

     (H) Registration Rights Agreement dated as of December 16, 1994 by and between 20th Century Industries and American International Group, Inc.